Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16429

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 6500
(No. and Street)

Chicago   IL   60606-6618
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

1 N Wacker   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

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OATH OR AFFIRMATION

I, ___Bradley C. Drake_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Rothschild Investment Corporation_____, as of ___December 31_____, 20 _19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NANCY A FILISHIO
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_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public   2-28--2020

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Rothschild Investment Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Rothschild Investment Corporation as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects,the financial position of Rothschild Investment Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion
These financial statements are the responsibility of Rothschild Investment Corporation's management. Our responsibility is to express an opinion on Rothschild Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rothschild Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplementary information contained in Schedule I and II (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Rothschild Investment Corporation's financial statements. The Supplemental Information is the responsibility of Rothschild Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the SupplementalIinformation, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Rothschild Investment Corporation's auditor since 2019.
February 28, 2020
Chicago, Illinois

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	485,111
Receivable from and deposit with clearing broker		796,532
Securities owned, at fair value		2,550,600
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization of $614,949)		78,191
Right-of-use asset - operating leases		605,834
Prepaid expenses		183,455
Other assets		404,655
Total assets	$	5,104,378
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,531,280
Securities sold, not yet purchased		28,533
Lease liabilities - operating leases		877,128
Total liabilities		2,436,941
Stockholders' equity		
Common A, $2.00 par value, 500,000 shares authorized and 266,501 shares issued		533,002
Common B, $0.10 par value, 500,000 shares authorized and 269,942 shares issued		26,994
Additional paid in capital		501,338
Retained earnings		1,771,205
		2,832,539
Less: 78,515 shares of Common A stock in treasury, at cost		(157,030)
80,724 shares of Common B stock in treasury, at cost		(8,072)
Total stockholders' equity		2,667,437
Total liabilities and stockholders' equity	$	5,104,378

Rothschild Investment Corporation

Notes to Statement of Financial Condition

Note 1.   Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and a registered investment adviser. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company's designated examining authority is the Financial Industry Regulatory Authority ("FINRA"). As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provisions of Paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of those Rules. The requirement of Paragraph (k)(1) provides that the Company promptly transmits all customer funds received in connection with transactions in securities such as mutual funds or insurance products that are executed with the Fund Company or Insurance Company. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker. Any customer checks or securities received are promptly transmitted to the clearing broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently adopted accounting policy: In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (*Topic 842*) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing agreements. Under ASU 2016-02, a lessee will recognize on the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The Company adopted ASU-2016-02 as of January 1, 2019 using the modified retrospective transition method.   The Company initially recorded a right of use asset adjusted for lease incentives and lease liability of $843,555 and $1,214,025, respectively in Right-of-use asset operating leases and Lease Liabilities – operating leases. There was no effect on opening retained earnings, and the Company continues to account for leases in the prior period financial statements under ASC Topic 840.

In adopting the new standard, the Company elected the package of practical expedients permitted under the adoption of the new standard, which allowed the Company to account for existing leases under their current classification, as well as omit any new costs classified as initial direct costs, under the new standard. Similarly, the Company did not reassess service contracts evaluated for lease treatment under ASC 840 for embedded leases under ASC 842.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rothschild Investment Corporation

Notes to Statement of Financial Condition

Note 1. **Nature of Organization and Significant Accounting Policies (Continued)**

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the economic useful lives of the improvements.

Revenue recognition: The Company adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* effective as of January 1, 2018. The revenue recognition policies are as follows:

- Asset Management: Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided. Fees are received quarterly and are recognized as revenue over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.
- Commissions and related clearing expenses are recorded on a trade-date basis. The Company buys and sells securities on behalf of its customers. Commissions and related clearing expenses are recorded on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
- Commission revenue also includes mutual fund revenues consisting primarily of sales charges earned on open-end funds and 12b-1 distribution and/or service fees from open-end funds and money market funds. The Company may receive fees paid by the funds up front (sales charges) or over time (distribution /service fees). The Company believes that its performance obligation is the sale of securities to investors and as such is fulfilled on trade date. Distribution/service fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Distribution service fees are accrued monthly as services are provided and amounts are determinable.
- Rebates consist of credits to customers. Rebates are recorded when quantifiable and shown as reduction of commissions or advisory fees on the statement of operations.

The following contract assets and liabilities are presented under the requirements of Topic 606:

	1/1/2019	12/31/2019
IA Fee Receivables	$ 298,083	$ 355,765
Deferred IA Fees	$ 200,527	$ 235,640
Revenue recognized in the period from: Amounts included in the contract liability at the beginning of the period	$ 200,527	

The incremental costs of obtaining a contract with a customer are incurred by the Company only when a new contract is obtained. The following are incremental costs that the Company incurs: Commissions and Investment Advisory fees paid to the Company's investment representatives as well as clearing expenses. The Company elected a practical expedient for recording the incremental costs of obtaining a contract with the customer, wherein the Company recognizes such costs as incurred.

Rothschild Investment Corporation

Notes to Statement of Financial Condition

Note 1. **Nature of Organization and Significant Accounting Policies (Continued)**

Income taxes: The Company has elected to be treated as a qualified subchapter "S" corporation under the Internal Revenue Code. As a result, the Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018 management has determined that there are no material uncertain tax positions.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2017.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. **Receivable from and Deposit with Clearing Broker**

The Company clears customer transactions on a fully disclosed basis and proprietary transactions through the Company's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2019, consist of the following:

Cash	$	21,084
Money market funds		543,732
Unsettled securities		28,541
Deposit		100,000
Fees receivable		103,175
	$	796,532

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2019, cash on deposit with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Note 3. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Notes to Statement of Financial Condition

Note 3. Fair Value Measurements (Continued)

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial investment.

The following table presents the Company's financial assets and liabilities measured at fair value at December 31, 2019 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from and deposit with clearing broker -		
Money market funds	$ 543,732	$ 543,732
Securities owned -		
Equity securities	2,550,600	2,550,600
	$ 3,094,332	$ 3,094,332

Description	Level 1	Total
Liabilities		
Securities sold short, not yet purchased	$ (28,533)	$ (28,533)

Equity securities are traded on a national securities exchange and are stated at the last reported sales price on the day of valuation. Money market funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

As of December 31, 2019, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Rothschild Investment Corporation

Notes to Statement of Financial Condition

Note 4.   Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2019 consisted of the following:

Furniture and equipment	$	266,028
Leasehold improvements		427,112
		693,140
Less accumulated depreciation and amortization		(614,949)
	$	78,191

Note 5.   Leases

The Company leases office space under a noncancelable operating lease agreement and expires in March 2022. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

Maturities of the Company's operating leases, excluding short-term leases, are as follows:

For the year ending December 31, 2020	$	406,790
For the year ending December 31, 2021		416,867
For the year ending December 31, 2022		109,842
Total lease payments		933,499
Less: imputed interest		(56,371)
Operating lease liabilities at December 31, 2019	$	877,128

Note 6.   Profit Sharing Plan

The Company has a discretionary profit-sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Board of Directors.

The Company earns commissions from executing trades for the profit-sharing plan. In addition, investment advisory fees for services rendered to the plan were absorbed by the Company.

Note 7.   Related Party

The Company provides brokerage and investment services to certain shareholders and executive officers and their family members. Advisory fees are waived and commissions charged may be reduced. The Company has an expense-sharing agreement with one of its officers whereby the officer is responsible for a portion of overhead expenses equaling $100,000 and is located in other income on the statement of operations. At December 31, 2019 a receivable of approximately $25,000 was due from the related party and is located in other assets on the statement of financial condition.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Rothschild Investment Corporation

Notes to Statement of Financial Condition

Note 9.   Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,196,532 which was $946,532 in excess of its required net capital $250,000. The Company's net capital ratio was 1.51 to 1.